The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying base prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT

(To the prospectus dated October 28, 2002)	Subject to completion February 21, 2003

1,500,000 Units

Buckeye Partners, L.P.

Representing Limited Partner Interests

We are selling 1,500,000 units representing limited partner interests with this prospectus supplement and the accompanying base prospectus.

Our units are traded on the New York Stock Exchange under the symbol “BPL.” The last reported sale price of our units on the New York Stock Exchange on February 20, 2003 was $38.00 per unit.

Before buying any units you should read the discussion of risk factors in “Risk factors” on page S-6 of this prospectus supplement and page 4 of the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per unit	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Buckeye Partners, L.P.	$	$

The underwriters may also purchase up to 225,000 additional units from us at the public offering price to cover over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Delivery of the units to investors will be made on or about                     , 2003.

UBS Warburg

                       Salomon Smith Barney
McDonald Investments Inc.

The date of this prospectus supplement is                     , 2003.

You should rely only on the information contained in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the units in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying base prospectus or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date. For purposes of this prospectus supplement and the accompanying base prospectus, when we refer to “us,” “we,” “our,” “ours,” or “Buckeye Partners” we are describing ourselves, Buckeye Partners, L.P., together with our subsidiaries.

TABLE OF CONTENTS

Prospectus supplement
Prospectus supplement summary	S-1
Risk factors	S-6
Use of proceeds	S-7
Capitalization	S-7
Price range of units and cash distributions	S-8
Selected historical financial and operating data	S-9
Business	S-10
Underwriting	S-14
Legal matters	S-16
Experts	S-16
Base prospectus
Where you can find more information	2
Forward-looking statements	3
Risk factors	4
The partnership	10
Use of proceeds	10
Description of limited partnership units	11
Tax considerations	12
Plan of distribution	22
Legal matters	23
Experts	23

i

Prospectus supplement summary

This document is in two parts. The first part is the prospectus supplement which describes our business and the specific terms of this offering. The second part is the base prospectus, which gives more general information, some of which may not apply to this offering. If information varies between the prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

You should carefully read the entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference to understand fully the terms of the units, as well as the tax and other considerations that are important in making your investment decision.

BUCKEYE PARTNERS, L.P.

WHO WE ARE

We are a Delaware limited partnership engaged in the transportation of refined petroleum products primarily serving the northeastern and midwestern United States. Limited partnership interests in Buckeye Partners are represented by publicly traded units and the limited partners are referred to as unitholders. We conduct all of our operations through four operating subsidiaries. These operating subsidiaries are Buckeye Pipe Line Company, L.P., Laurel Pipe Line Company, L.P., Everglades Pipe Line Company, L.P. and Buckeye Pipe Line Holdings, L.P. We own approximately a 99% limited partnership interest in each of the operating subsidiaries.

OUR GENERAL PARTNER

Buckeye Pipe Line Company serves as our general partner. As of December 31, 2002, Buckeye Pipe Line Company owned approximately a 1% general partnership interest in us and approximately a 1% general partnership interest in each of our operating subsidiaries, for an effective 2% interest in us. Buckeye Pipe Line Company is controlled by Glenmoor Ltd. Glenmoor is owned by certain directors and members of senior management of Buckeye Pipe Line Company and trusts for the benefit of their families and by certain other management employees.

OUR BUSINESS

We own and operate one of the largest independent refined petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 3,800 miles of pipeline serving 12 states. We also operate, through wholly owned subsidiaries, approximately 1,300 miles of pipeline under agreements with major oil and chemical companies, as well as 14 refined petroleum products terminals in Illinois, Michigan, New York, Ohio and Pennsylvania.

Our underground pipelines service approximately 90 delivery locations. We transport refined petroleum products including gasoline, turbine fuel, diesel fuel, heating oil, and kerosene from major supply sources to terminals and airports located within major end-use markets. We also transport other refined products, such as propane and butane, refinery feedstocks and blending components. Transportation service is typically provided on a common carrier basis under published tariffs for our customers. Our geographical diversity, connections to multiple sources of supply and extensive delivery system have created a strong base business. We are not affiliated with oil companies and do not own the petroleum products that we transport.

Our four operating subsidiaries are:

†	Buckeye Pipe Line Company, L.P., which owns a 2,909-mile common-carrier refined products pipeline serving major population centers in nine states. It is the primary turbine fuel provider to JFK, LaGuardia, Newark, Pittsburgh, and Detroit airports.

Prospectus supplement summary

†	Laurel Pipe Line Company, L.P., which owns a 345-mile intrastate common-carrier refined products pipeline connecting Philadelphia refineries to delivery points across Pennsylvania.

†	Everglades Pipe Line Company, L.P., which owns a 37-mile pipeline connecting Port Everglades to the Ft. Lauderdale and Miami airports.

†	Buckeye Pipe Line Holdings, L.P., which, through various subsidiary entities, provides bulk storage services for refined petroleum products, owns pipelines in the Midwest and West Coast, operates pipelines in the Gulf Coast and holds a minority stock interest in a Midwest products pipeline.

OUR STRATEGY

Our objective is to increase the value of our limited and general partnership interests by consistently increasing our cash flow and, accordingly, distributions to our unitholders. Our business strategy to accomplish these goals is to:

†	Acquire selective strategic pipelines, terminaling and storage facilities that complement our existing asset base and distribution capabilities or provide entry into new markets;

†	Own and operate high-quality distribution assets in our areas of operation;

†	Increase throughput on our pipeline systems that have additional capacity;

†	Expand our existing pipeline and terminal systems to facilitate customer-generated growth;

†	Maintain and enhance the integrity of our pipeline and terminal systems; and

†	Continue our focus on customer service so as to remain the incremental provider of choice in the markets we serve.

We continually evaluate new acquisition opportunities. We seek to acquire pipeline and terminal assets that are contiguous with or adjacent to our existing pipeline and terminal systems. Since 1999, we have invested approximately $175 million in acquisitions of various pipeline and terminaling businesses and major capital expansion projects. In recent years, major independent and integrated oil and gas companies have sold midstream assets, continuing the trend of rationalization of the energy infrastructure in the United States. We expect this trend will continue and believe we are well positioned to participate in these opportunities.

OUR COMPETITIVE STRENGTHS

We believe the following competitive strengths position us to successfully execute our business strategy:

†	Common carrier status. We provide transportation services at posted tariffs, generally without long- term contracts or alliances with major refiners and marketers of petroleum. This provides needed flexibility to meet changing customer needs and allows us to maximize product throughput.

†	Effective cost controls. We have extensively upgraded our operating systems and procedures to improve efficiencies and control costs. Recent improvements include an upgrade of our SCADA (Supervisory Control and Data Acquisition) and automation systems designed to provide more centralized control of our pipeline operations in order to reduce field expenses. In addition, we have implemented an enterprise asset management information system designed to reduce general and administrative expenses.

†	Strategic location of our terminal operations. Because we own and operate terminal and storage facilities in strategic locations, we can promote higher levels of overall throughput and incrementally increase pipeline volumes.

†	Financial flexibility to continue to pursue expansion and acquisition opportunities. We believe we have significant resources to finance strategic expansion and acquisition opportunities, including our ability to issue additional debt and equity securities and to borrow under our bank credit facilities. We currently have an investment grade rating from Standard & Poor’s and Moody’s.

Prospectus supplement summary

Upon completion of this offering, the availability under our revolving credit facility will be approximately $166.4 million, assuming the sale of 1,500,000 units at $38.00 per unit.

†	Alignment of employee and management interests with those of our unitholders. Our general partner provides compensation and benefits to our executive management team without reimbursement from Buckeye Partners. Our Partnership Agreement provides that our general partner is primarily compensated through the right to receive incentive compensation payments based upon the level of cash distributions paid to our unitholders. As a result, we believe our general partner’s interest is aligned with the interests of our limited partners, and our executive management team has a strong financial incentive to manage our business so as to increase the level of cash distributions paid to our unitholders. In addition, we have established an employee stock ownership plan through which our employees own approximately 9% of our outstanding units, which allows them to participate directly in our overall success.

RECENT DEVELOPMENTS

Recent operating results

On January 23, 2003, we reported our financial results for the fourth quarter and year end 2002. Net income in 2002 was $71.9 million, or $2.65 per unit, an increase of 3.6 percent compared with net income of $69.4 million, or $2.56 per unit in 2001. Revenue in 2002 was $247.3 million compared with revenue of $232.4 million in 2001. Operating income in 2002 was $102.4 million compared with $98.3 million in 2001. Our fourth quarter net income was $20.9 million, or $0.77 per unit, compared with 2001 fourth quarter net income of $21.7 million, or $0.80 per unit. Revenue and operating income for the fourth quarter 2002 were $65.8 million and $28.4 million compared with $62.5 million and $28.9 million, respectively, for 2001. Pipeline volume for the fourth quarter of 2002 was 1,136,700 barrels per day, a 4.7 percent increase over the fourth quarter of 2001. Increased fourth quarter 2002 revenue reflects increased pipeline volumes as well as expanded Gulf Coast operations.

Shelf registration of debt securities

On January 15, 2003, we filed a shelf registration statement for the issuance from time to time of up to an aggregate of $300.0 million of our debt securities. The registration statement was declared effective by the Securities and Exchange Commission on January 22, 2003.

90-mile petrochemical pipeline

We have entered into a letter agreement with three major petrochemical companies to construct, and partially own, a 90-mile pipeline in Texas. At December 31, 2002, the right-of-way acquisition and design stage of the project had been completed. Construction is expected to be completed on or about March 1, 2003. As of December 31, 2002, we have invested approximately $22.6 million, after reimbursements of approximately $14.2 million from petrochemical companies involved in the pipeline project. Our investment in the project has been funded by borrowings under our credit facilities. We expect our total capital investment in the project to be approximately $26.5 million.

Our address is 5002 Buckeye Road, Emmaus, Pennsylvania 18049, and our telephone number is (484) 232-4000.

Prospectus supplement summary

THE OFFERING

Units offered	1,500,000 units (1,725,000 units if the underwriters’ over-allotment option is exercised in full).

Units to be outstanding after the offering*	28,452,346 units (28,677,346 units if the underwriters’ over-allotment option is exercised in full), representing an approximate 98% limited partner interest.

New York Stock Exchange symbol	BPL

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $53.9 million (based on an assumed offering price of $38.00 per unit and after payment of expenses), or approximately $62.1 million if the underwriters’ over-allotment option is exercised in full. We plan to use the net proceeds to reduce indebtedness under our bank revolving credit facility. Please read “Use of Proceeds” on page S-7 of this prospectus supplement.

Timing of quarterly distributions	Cash distributions are made on our units on a quarterly basis. Our current quarterly distribution rate is $0.625 per unit, or $2.50 per unit on an annualized basis, based on the last quarterly distribution paid by us. Cash distributions on our units are generally paid before the end of the second month following March 31, June 30, September 30 and December 31. The first distribution payable to purchasers of the units offered hereby will be declared and paid in the second quarter of 2003.

Risk factors	An investment in the units involves risk. See “Risk Factors” beginning on page S-6 of this prospectus supplement and page 4 of the accompanying base prospectus for a more detailed discussion of additional factors that you should consider before purchasing units.

* Excludes 343,300 units reserved for issuance under our option plan.

Except as the context otherwise indicates, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Prospectus supplement summary

TAX CONSIDERATIONS

The tax consequences to you of an investment in our units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of units, please read “Tax Considerations” beginning on page 12 in the accompanying base prospectus. You are urged to consult your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

We estimate that if you purchase a unit in this offering and hold the unit through the record date for the distribution with respect to the final calendar quarter of 2005, you will be allocated an amount of federal taxable income for that period that is less than or equal to approximately 20% of the amount of cash distributed to you with respect to that period.

This estimate is based upon many assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, cash flows and anticipated cash distributions. Our estimate assumes our available cash will approximate the amount necessary to continue the current quarterly distribution rate of $0.625 per unit (based on the last quarterly distribution paid by us) throughout the referenced period. This estimate and the assumptions are subject to, among other things, numerous business, economic, regulatory and competitive uncertainties beyond our control and to certain tax reporting positions that we have adopted. The Internal Revenue Service could disagree with our tax reporting positions, including estimates of the relative fair market values of our assets and the validity of our allocations. Accordingly, we cannot assure you that the estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material.

Ownership of units by tax-exempt entities, Regulated Investment Companies and foreign investors raises issues unique to these persons. Please read “Tax Considerations — Tax Exempt Organizations and Certain Other Investors” in the accompanying base prospectus.

Recent Treasury pronouncements directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Temporary and proposed regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in our units. There are pending in the Congress legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Internal Revenue Service has announced that it intends to issue revised regulations regarding these disclosure requirements. It is not known whether any such revised regulations will explicitly exclude from the disclosure requirements transactions such as the issuance of the units. The new regulations also impose obligations on persons that provide statements concerning the tax consequences of certain tax shelters to participants in such transactions. Those obligations apply to registered “tax shelters.” As described in the accompanying base prospectus, we have registered as a tax shelter, and, thus, specific persons who provide you with a statement about the tax consequences of your investment in our units will be required to maintain a list with specific information, including your name and tax identification number, and to furnish this information to the Internal Revenue Service upon request. Investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment, and should be aware that we intend to comply with such disclosure requirements.

Risk factors

You should read carefully the risk factors discussed below and the discussion of risk factors relating to our business under the caption “Risk Factors” beginning on page 4 of the accompanying base prospectus, before making a decision to invest in our units. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference in this document before investing in our units.

Proposal to eliminate double taxation of corporate earnings

On January 7, 2003, the Bush Administration released a proposal that would exclude certain corporate dividends from an individual’s federal taxable income. Enactment of legislation reducing or eliminating the federal income tax on corporate dividends may cause certain investments to be a more attractive investment to individual investors than an investment in our units. As of the date of this prospectus supplement, we cannot predict whether the proposal will ultimately be enacted into law, and if so, the effect that any final legislation would have on an investment in our units.

Other risk factors

†	Changes in petroleum demand and distribution may adversely affect our business.

†	Our operating partnership’s rate structure is subject to regulation and change by the Federal Energy Regulatory Commission.

†	Our partnership status may be a disadvantage to us in calculating cost of service for rate-making purposes.

†	Environmental regulation may impose significant costs and liabilities on us.

†	Department of Transportation regulations may impose significant costs and liabilities on us.

†	Terrorist attacks could adversely affect our business.

†	We may experience difficulty in renewing our current insurance policies on acceptable terms and with adequate coverages.

†	Competition could adversely affect our operating results.

†	We are a holding company and depend entirely on our operating partnerships’ distributions to service our debt obligations and pay cash distributions to our unitholders.

†	We may not be successful in growing through acquisitions or integrating acquired businesses.

†	We may sell additional limited partnership units, diluting existing interests of unitholders.

†	Our general partner and its affiliates may have conflicts with our partnership.

†	Unitholders have limited voting rights and control of management.

†	Our partnership agreement limits the liability of our general partner.

†	Unitholders may not have limited liability in some circumstances.

Use of proceeds

We plan to use the net proceeds from the offering, estimated to be approximately $53.9 million (based on an assumed offering price of $38.00 per unit and after the payment of offering expenses), to reduce indebtedness outstanding under our $277.5 million 5-year revolving credit facility with a syndicate of banks led by SunTrust Bank. Borrowings under the credit facility bear interest at the bank’s base rate or at a rate based on the London Interbank Offered Rate, or LIBOR, at our option. At February 20, 2003, we had borrowed approximately $165.0 million under our 5-year revolving credit facility at an average weighted LIBOR pricing option rate of 2.27%. The maturity date of this revolving credit facility is September 5, 2006.

Capitalization

The following table sets forth, as of September 30, 2002, our consolidated capitalization and our pro forma as adjusted condensed consolidated capitalization. The pro forma as adjusted information gives effect to:

•	our sale of 1,500,000 units at an assumed offering price of $38.00 per unit in this offering; and

•	the application of the net proceeds of this offering to reduce amounts outstanding under our 5-year revolving credit facility.

For a discussion of the application of the proceeds of this offering, see “Use of Proceeds” above. This table should be read in conjunction with our condensed consolidated financial statements and the notes to those financial statements that are incorporated by reference in this prospectus supplement and the accompanying base prospectus.

	As of September 30, 2002

		Pro forma
(in thousands)	Actual	as adjusted

Long-term debt:
Senior notes	$240,000	$240,000
Borrowings under 5-year revolving credit facility	167,000	113,065

Total long-term debt	407,000	353,065

Partners’ capital	353,306	407,241

Total capitalization	$760,306	$760,306

Price range of units and cash distributions

As of February 20, 2003, there were 26,952,346 units outstanding held by approximately 24,000 holders, including units held in street name. The units are traded on the New York Stock Exchange under the symbol “BPL.” The following table sets forth, for the periods indicated, the high and low sales prices for the units, as reported on the NYSE Composite Transactions Tape, and quarterly cash distributions paid to our unitholders. The last reported sale price of units on the NYSE on February 20, 2003 was $38.00 per unit.

	Unit sales
	price range

			Cash
	High	Low	distributions

2001
First quarter	$34.990	$28.375	$0.600
Second quarter	38.100	31.270	0.600
Third quarter	38.000	28.500	0.625
Fourth quarter	37.640	34.550	0.625
2002
First quarter	$40.200	$35.510	$0.625
Second quarter	40.000	34.000	0.625
Third quarter	38.850	26.500	0.625
Fourth quarter	39.500	33.700	0.625
2003
First quarter (through February 20, 2003)	$39.990	$36.500	$0.625 (1)

(1)	Declared on January 23, 2003, and payable on February 28, 2003, to unitholders of record on February 6, 2003. The first distribution payable to purchasers of the units offered hereby will be declared and paid in the second quarter of 2003.

Selected historical financial and operating data

We have derived the summary historical financial and operating data as of and for each of the years ended December 31, 1999, 2000 and 2001 from our audited financial statements and related notes. We have derived the summary historical financial and operating data as of September 30, 2001 and 2002, and for the nine-month periods then ended, from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data. The results for the nine-month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our Annual Report on Form 10-K for the year ended December 31, 2001 and our historical financial statements and related notes appearing in our Current Report on Form 8-K filed on October 15, 2002, and our Quarterly Report on Form 10-Q for the quarterly periods ended September 30, 2001 and 2002, each of which is incorporated by reference in this prospectus supplement and the accompanying base prospectus.

				Nine months ended
	Year Ended December 31,			September 30,
(in thousands, except per unit and per barrel data)
Income stament data	1999	2000	2001	2001	2002

Revenues	$200,828	$208,632	$232,397	$169,934	$181,534
Operating income	95,936	91,475	98,331	69,435	74,009
Income from continuing operations	71,101	64,467	69,402	47,679	50,968
Net income(1)	76,283	96,331	69,402	47,679	50,968
Earnings per partnership unit from continuing operations—assuming dilution	$2.62	$2.38	$2.55	$1.75	$1.87
Earnings per partnership unit—assuming dilution	$2.81	$3.55	$2.55	$1.75	$1.87

Balance sheet data (at period end)

Total assets	$661,078	$712,812	$807,560	$765,897	$837,995
Total debt	266,000	283,000	373,000	340,000	407,000
Partners’ Capital	316,989	349,382	352,896	348,994	353,306

Cash flow data

Net cash provided from continuing operations	84,614	74,695	80,998	57,039	51,744
Capital expenditures	26,731	40,267	36,667	24,910	23,419
Acquisition and investment expenditures	19,487	20,693	85,551	61,577	—
Distributions to unitholders	58,757	64,951	66,464	49,486	50,945
Cash distributions per partnership unit	$2.180	$2.400	$2.450	$1.825	$1.875

Operating data

Transportation volumes (barrels per day)	1,056.1	1,061.5	1,090.4	1,089.4	1,089.6
Average revenue per barrel shipped (cents per barrel)	50.1	50.4	51.9	51.9	53.3

(1)	Net income in 1999 and 2000 includes earnings from discontinued refining operations of $5,182 and $5,682, respectively, and, in 2000, the gain on sale of discontinued refining operations of $26,182.

Business

OVERVIEW

We are a master limited partnership organized in 1986 under the laws of the state of Delaware. Our principal line of business is the transportation of refined petroleum products for major integrated oil companies, large refined product marketing companies and major end users of petroleum products on a fee basis through facilities that we own and operate.

We conduct all of our operations through four operating subsidiaries. These operating subsidiaries are Buckeye Pipe Line Company, L.P., Laurel Pipe Line Company, L.P., Everglades Pipe Line Company, L.P. and Buckeye Pipe Line Holdings, L.P. We sometimes refer to each of these entities in this prospectus supplement as an Operating Partnership and collectively as the Operating Partnerships. We own approximately a 99% limited partner interest in each of the Operating Partnerships. Buckeye Pipe Line Company, a Delaware corporation, serves as our general partner. As of December 31, 2002, Buckeye Pipe Line Company owned approximately a 1% general partnership interest in us and approximately a 1% general partnership interest in each Operating Partnership, for an effective aggregate 2% interest in us. Our Operating Partnerships in turn conduct certain operations through subsidiary entities.

We are one of the largest independent pipeline common carriers of refined petroleum products in the United States, with approximately 3,800 miles of pipeline serving 12 states. Our four operating subsidiaries are:

†	Buckeye Pipe Line Company, which owns a 2,909-mile common-carrier refined products pipeline serving major population centers in nine states. It is the primary turbine fuel provider to JFK, LaGuardia, Newark, Pittsburgh, and Detroit airports.

†	Laurel Pipe Line Company, which owns a 345-mile intrastate common-carrier refined products pipeline connecting Philadelphia refineries to delivery points across Pennsylvania.

†	Everglades Pipe Line, which owns a 37-mile pipeline connecting Port Everglades to the Ft. Lauderdale and Miami airports.

†	Buckeye Pipe Line Holdings, which, through facilities it owns in Taylor, Michigan, provides bulk storage service with an aggregate capacity of 260,000 barrels of refined petroleum products. In addition, through subsidiaries, Buckeye Holdings owns or operates a number of other related assets. These subsidiaries or investments include:

†	Norco Pipe Line Company, LLC, which owns a 482-mile refined products pipeline in Indiana, Illinois and Ohio.

†	Buckeye Terminals, LLC, which has facilities located in New York, Pennsylvania, Ohio, Indiana and Illinois and provides bulk storage services with an aggregate capacity of 4,848,000 barrels of refined petroleum products.

†	Buckeye Gulf Coast Pipe Lines, L.P., which is a contract operator of pipelines owned by major chemical companies in the Gulf Coast area. Buckeye Gulf Coast also provides engineering and construction management services to major chemical companies in the Gulf Coast area.

†	WesPac Pipeline-Reno Ltd. and WesPac Pipeline-San Diego Ltd., which provide turbine fuel transportation services to the Reno/ Tahoe International Airport through a 3.0-mile pipeline, and to the San Diego International Airport through a 4.3-mile pipeline, respectively. Buckeye Holdings owns a 75% stake in each of WesPac Pipeline-Reno and WesPac Pipeline-San Diego.

Business

†	West Shore Pipeline Company, which owns and operates a pipeline system that originates in the Chicago, Illinois area and extends north and west to Green Bay, Wisconsin and Madison, Wisconsin. Buckeye Holdings owns an 18.52% stake in West Shore.

The following chart depicts a summary of our organization and ownership structure as of the date of this prospectus supplement:

GLENMOOR, LTD.
Employee Stock Ownership Plan ("ESOP")
PUBLIC HOLDERS OF L.P. UNITS
100%
100%
90% L.P. Interest
9% L.P. Interest
BUCKEYE MANAGEMENT COMPANY (Delaware Corporation)
BUCKEYE PIPE LINE SERVICES COMPANY (Employees)
BUCKEYE PARTNERS, L.P. (Delaware Limited Partnership)
99% L.P. Interest
100%
BUCKEYE PIPE LINE COMPANY (Delaware Corporation)
Services Agreement
BUCKEYE PIPE LINE COMPANY, L.P. (Delaware Limited Partnership)
1% G.P. Interest
LAUREL PIPE LINE COMPANY, L.P. (Delaware Limited Partnership)
1% G.P. Interest
EVERGLADES PIPE LINE COMPANY, L.P. (Delaware Limited Partnership)
BUCKEYE PIPE LINE HOLDINGS, L.P. (Delaware Limited Partnership)

Business

REFINED PRODUCTS TRANSPORTATION

We receive petroleum products from refineries, connecting pipelines and marine terminals, and transport those products to other locations. In 2000, 2001 and 2002, refined petroleum products transportation accounted for substantially all of our consolidated revenues and consolidated operating income.

We transported an average of approximately 1,101,400 barrels per day of refined products in 2002. The following table shows the average daily volume and percentage of refined petroleum products transported over the last three years.

	Year Ended December 31,(1)

	2000		2001		2002

	Volume	Percent	Volume	Percent	Volume	Percent

Gasoline	526.7	49.6%	540.7	49.6%	556.4	50.5%
Turbine Fuels	270.9	25.5	260.0	23.8	250.9	22.8
Middle Distillates(2)	248.6	23.4	266.8	24.5	265.4	24.1
Other Products	15.3	1.5	22.9	2.1	28.7	2.6

Total	1,061.5	100.0%	1,090.4	100.0%	1,101.4	100.0%

(1)	Volumes are expressed in thousands of barrels per day. Excludes local product transfers.

(2)	Includes diesel fuel, heating oil, kerosene and other middle distillates.

We provide service in the following states: Pennsylvania, New York, New Jersey, Indiana, Ohio, Michigan, Illinois, Connecticut, Massachusetts, Texas, Nevada, California and Florida.

Pennsylvania—New York—New Jersey

Buckeye Pipe Line serves major population centers in the states of Pennsylvania, New York and New Jersey through 943 miles of pipeline. Refined petroleum products are received at Linden, New Jersey from approximately 17 major source points. Products are then transported through two lines from Linden to Allentown, Pennsylvania. From Allentown, the pipeline continues west, through a connection with Laurel Pipe Line to Pittsburgh, Pennsylvania (serving Reading, Harrisburg, Altoona/ Johnstown and Pittsburgh) and north through eastern Pennsylvania into New York (serving Scranton/ Wilkes-Barre, Binghamton, Syracuse, Utica, Rochester and, via a connecting carrier, Buffalo). Products received at Linden are also transported through one line to Newark International Airport and through two additional lines to J. F. Kennedy International and LaGuardia airports and to commercial bulk terminals at Long Island City and Inwood, New York. These pipelines supply JFK, LaGuardia and Newark airports with substantially all of each airport’s turbine fuel requirements.

Laurel Pipe Line transports refined petroleum products through a 345-mile pipeline extending westward from five refineries in the Philadelphia area to Reading, Harrisburg, Altoona/ Johnstown and Pittsburgh, Pennsylvania.

Indiana—Ohio—Michigan—Illinois

Buckeye Pipe Line and Norco Pipe Line transport refined petroleum products through 2,336 miles of pipeline (of which 246 miles are jointly owned with other pipeline companies) in southern Illinois, central Indiana, eastern Michigan, western and northern Ohio and western Pennsylvania. A number of receiving lines and delivery lines connect to a central corridor which runs from Lima, Ohio, through Toledo, Ohio to Detroit, Michigan. Products are received at East Chicago, Indiana; Robinson, Illinois;

Business

and at refinery and other pipeline connection points near Detroit, Toledo and Lima. Major market areas served include Peoria, Illinois; Huntington/ Fort Wayne, Indianapolis and South Bend, Indiana; Bay City, Detroit and Flint, Michigan; Cleveland, Columbus, Lima and Toledo, Ohio; and Pittsburgh, Pennsylvania.

Other Refined Products Pipelines

Buckeye Pipe Line serves Connecticut and Massachusetts through 112 miles of pipeline that transport refined products from New Haven, Connecticut to Hartford, Connecticut and Springfield, Massachusetts.

Everglades Pipe Line transports primarily turbine fuel on a 37-mile pipeline from Port Everglades, Florida to Hollywood-Ft. Lauderdale International Airport and Miami International Airport. Everglades Pipe Line supplies Miami International Airport with substantially all of its turbine fuel requirements.

OTHER BUSINESS ACTIVITIES

Buckeye Holdings provides bulk storage services through facilities located in Taylor, Michigan that have the capacity to store approximately 260,000 barrels of refined petroleum products. Buckeye Holdings also owns an 18.52% stock interest in West Shore Pipe Line Company. West Shore Pipe Line Company owns and operates a pipeline system that originates in the Chicago, Illinois area and extends north to Green Bay, Wisconsin and west and then north to Madison, Wisconsin. The pipeline system transports refined petroleum products to end-use markets in northern Illinois and Wisconsin. The other stockholders of West Shore are major oil companies. The pipeline is operated under contract by Citgo Pipeline Company.

Buckeye Gulf Coast, a wholly-owned subsidiary of Buckeye Holdings, is a contract operator of pipelines owned by major chemical companies in the state of Texas. Buckeye Gulf Coast currently has six contracts in place, each with different chemical companies. Buckeye Gulf Coast owns a 16-mile pipeline located in the state of Texas that it leases to a third-party chemical company. Buckeye Gulf Coast also provides engineering and construction management services to major chemical companies in the Gulf Coast area.

Buckeye Terminals, a wholly-owned subsidiary of Buckeye Holdings, operates 14 terminals located in New York, Pennsylvania, Ohio, Indiana and Illinois that provide bulk storage and throughput services and have the capacity to store an aggregate of approximately 4,848,000 barrels of refined petroleum products.

WesPac Pipeline-Reno Ltd. owns a 3.0-mile pipeline serving the Reno/ Tahoe International Airport. WesPac Pipeline-San Diego Ltd. owns a 4.3-mile pipeline serving the San Diego International Airport. Both of these pipelines transport turbine fuel. Each of these WesPac entities is a joint venture between Buckeye Holdings and Kealine Partners in which Buckeye Holdings owns a 75% ownership interest. We also provide $9.5 million in secured debt financing to the WesPac entities.

Underwriting

We are selling our units to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. We have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase, the number of units set forth opposite that underwriter’s name in the table below:

Underwriter	Number of Units

UBS Warburg LLC
Salomon Smith Barney Inc.
McDonald Investments Inc.

Total	1,500,000

If the underwriters sell more units than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 225,000 units from us at the offering price set forth on the cover of this prospectus supplement less underwriting discounts and commissions. The underwriters are obligated to purchase all the units (other than those covered by the over-allotment option) if they purchase any of the units. The following table shows the per unit and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per unit	No exercise	Full exercise

Underwriting discounts and commissions	$	$	$
Proceeds, before expenses to us

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $500,000. This estimate includes printing, accounting and legal fees.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectus supplements electronically.

Units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any units sold by the underwriters to securities dealers may be sold at a discount of up to $          per unit from the offering price. Any of these securities dealers may resell any units purchased from the underwriters to other brokers or dealers at a discount of up to $          per unit from the offering price. If all units are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

We, Buckeye Pipe Line Company, Buckeye Pipe Line Services Company, and the current executive officers and directors of Buckeye Pipe Line Company have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of UBS Warburg LLC, directly or indirectly sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of, any units or securities convertible into or exercisable or exchangeable for units or warrants or other rights to purchase units or any other of our securities that are substantially similar to the units, or file or cause to be declared effective a registration statement under the Securities Act relating to the offer and sale of any units or securities convertible into or exercisable or exchangeable for units or other rights to purchase units or any other of our securities that are substantially similar to units; we may, however, (1) issue units to sellers of terminaling facilities or pipelines in connection with acquisitions by us, provided that UBS Warburg

Underwriting

LLC has received similar lock-up agreements from such sellers, (2) issue units to our option holders upon exercise of options granted under our Amended and Restated Unit Option and Distribution Equivalent Plan, provided that UBS Warburg LLC receives notice prior to any such issuance of units, and (3) issue options pursuant to our Amended and Restated Unit Option and Distribution Equivalent Plan not exercisable during the lock-up period. Further, Buckeye Pipe Line Services Company may sell units in connection with the liquidation of employee accounts in the Buckeye Pipe Line Services Company Employee Stock Ownership Plan at or about the time such person ceases to be an employee of Services Company. UBS Warburg LLC, in its sole discretion, may release any of the units subject to these lock-up agreements at any time without notice.

The units are listed on the New York Stock Exchange under the symbol “BPL.”

To facilitate this offering of units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the units. Specifically, the underwriters may over-allot in connection with this offering, thus creating a short position in the units for their own accounts. In addition, to cover over-allotments or to stabilize the price of the units, the underwriters may bid for, and purchase, the units in the open market. Finally, the underwriters may reclaim selling concessions allowed to a particular underwriter or dealer for distributing the units in this offering if the underwriter or dealer repurchases previously distributed units in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the units above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters have from time to time performed various investment banking and financial advisory services for us and our affiliates for which the underwriters have received customary fees and reimbursement of their out-of-pocket expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us and our affiliates in the ordinary course of business. An affiliate of Salomon Smith Barney Inc. is a lender to us under our 5-year revolving credit facility and will receive a share of the partial repayment by us of amounts outstanding under this revolving credit facility from the net proceeds of this offering. In addition, affiliates of Salomon Smith Barney Inc. and McDonald Investments Inc. are lenders to us under our 364-day revolving credit facility.

Because the NASD views the units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules.

Legal matters

The validity of the units is being passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

Experts

The financial statements and the related financial statement schedule incorporated by reference herein from our Current Report on Form 8-K dated October 15, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$300,000,000

Buckeye Partners, L.P.

Limited Partnership Units

       We, Buckeye Partners, L.P., may offer limited partnership units from time to time. This prospectus describes the general terms of, and the general manner in which we will offer, these securities. The specific manner in which we will offer the limited partnership units will be included in a supplement to this prospectus.

      The limited partnership units are listed on the New York Stock Exchange under the symbol “BPL.” On October 15, 2002, the closing price of the limited partnership units on the New York Stock Exchange was $34.99 per unit.

       Investing in the limited partnership units involves risks. See “Risk Factors” beginning on page 4 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 28, 2002

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read our SEC filings over the Internet at the SEC’s website at www.sec.gov. You may also read and copy documents at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      We also provide information to the New York Stock Exchange because the units are traded on the New York Stock Exchange. You may obtain reports and other information at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10002.

      We provide an annual report to unitholders of record within 90 days after the close of each calendar year. The annual report contains audited financial statements and an audit report from our independent auditors. We will also provide unitholders with tax information within 90 days after the close of each taxable year.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	our annual report on Form 10-K for the year ended December 31, 2001;

•	our quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2002;

•	our current reports on Form 8-K dated October 3 and October 15, 2002; and

•	all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the Registration Statement.

      If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Buckeye Partners, L.P.
5 Radnor Corporate Center
Suite 500
100 Matsonford Road
Radnor, PA 19087
(484) 232-4000
Attention: Investor Relations

      You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus and the accompanying prospectus supplement. We are offering to sell the securities, and seeking offers to buy the securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and the accompanying prospectus supplement is accurate only as of the date of this prospectus and the date of the accompanying prospectus supplement, regardless of the time of delivery of this prospectus and any accompanying prospectus supplement or any sales of the securities. In this prospectus and any accompanying prospectus supplement, the terms “Partnership,” “we,” “us” and “our” refer to Buckeye Partners, L.P.

FORWARD-LOOKING STATEMENTS

      Some information in this prospectus or any prospectus supplement may contain forward-looking statements. Such statements use forward-looking words such as “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” or other similar words. These statements discuss future expectations or contain projections. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

•	price trends and overall demand for refined petroleum products in the United States in general and in our service areas in particular. Economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demands;

•	changes, if any, in laws and regulations, including, among others, safety, tax and accounting matters or FERC regulation of our tariff rates;

•	liability for environmental claims;

•	security issues affecting our assets, including, among others, potential damage to our assets caused by acts of war or terrorism;

•	unanticipated capital expenditures and operating expenses to repair or replace our assets;

•	availability and cost of insurance on our assets and operations;

•	our ability to successfully identify and complete strategic acquisitions and make cost saving changes in operations;

•	expansion in the operations of our competitors;

•	our ability to integrate any acquired operations into our existing operations;

•	shut-downs or cutbacks at major refineries that use our services;

•	deterioration in our labor relations;

•	changes in real property tax assessments;

•	disruptions to the air travel system; and

•	interest rate fluctuations and other capital market conditions.

      When considering forward-looking statements, you should keep in mind the risk factors referred to elsewhere in this prospectus. The events described in our risk factors could cause our actual results to differ materially from those contained in any forward-looking statement.

      You should consider the above information when reading any forward-looking statements in:

•	this prospectus;

•	documents incorporated in this prospectus by reference;

•	reports that we file with the SEC;

•	our press releases; or

•	oral statements made by us or any of our officers or other persons acting on our behalf.

RISK FACTORS

      Before you invest in our limited partnership units, you should be aware that there are various risks in such an investment, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this document before purchasing our securities.

      If any of the following risks actually occur, then our business, financial condition or results of operations could be adversely affected in a material manner. In that event, we may be unable to make distributions to our unitholders, the trading price of our limited partnership units could decline, and/or you may lose all or part of your investment.

Risks Inherent to our Business

     Changes in petroleum demand and distribution may adversely affect our business

      Demand for the service provided by our operating partnerships depends upon the demand for petroleum products in the regions served. Prevailing economic conditions, price and weather affect the demand for petroleum products. Changes in transportation and travel patterns in the areas served by our pipelines also affect the demand for petroleum products because a substantial portion of the refined petroleum products transported by our pipelines is ultimately used as fuel for motor vehicles and aircraft. If these factors result in a decline in demand for petroleum products, the business of our operating partnerships would be particularly susceptible to adverse effects because they operate without the benefit of either exclusive franchises from government entities or long term contracts.

      Energy conservation, changing sources of supply, structural changes in the oil industry and new energy technologies also could adversely affect our business. We cannot predict or control the effect of each of these factors on us or our operating partnerships.

Our operating partnership’s rate structure is subject to regulation and change by the Federal Energy Regulatory Commission

      Buckeye Pipe Line Company, L.P., one of our operating partnerships, is an interstate common carrier regulated by the Federal Energy Regulatory Commission under the Interstate Commerce Act and the Department of Energy Organization Act. Buckeye Pipe Line Company, L.P. presently is authorized to charge rates set by market forces, subject to limitations, rather than by reference to costs historically incurred by the pipeline, in 15 regions and metropolitan areas.

      The Buckeye program is an exception to the generic oil pipeline regulations the FERC issued under the Energy Policy Act of 1992. The generic rules rely primarily on an index methodology that allows a pipeline to change its rates in accordance with an index that the FERC believes reflects cost changes appropriate for application to pipeline rates. In the alternative, a pipeline is allowed to charge market-based rates if the pipeline establishes that it does not possess significant market power in a particular market.

      The Buckeye rate program was reevaluated by the FERC in July 2000, and was allowed to continue with no material changes. We cannot predict the impact, if any, that a change in the FERC’s method of regulating Buckeye Pipe Line Company, L.P. would have on our operations, financial condition or results of operations.

Our partnership status may be a disadvantage to us in calculating cost of service for rate-making purposes

      In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership’s cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and other entities. Because corporations are taxpaying entities, income taxes are generally allowed to be included as a corporate cost-of-service. While we currently do not use the cost-of-service methodology to support our rates, these decisions might adversely affect us should we elect in the future to use the cost-of-service methodology or should we be required to use that methodology to defend our rates if challenged by our customers. This could put us at a competitive disadvantage.

     Environmental regulation may impose significant costs and liabilities on us

      Our operating partnerships are subject to federal, state and local laws and regulations relating to the protection of the environment. Risks of substantial environmental-related liabilities are inherent in pipeline operations, and we cannot assure you that the operating partnerships will not incur material environmental liabilities. Additionally, our costs could increase significantly and we could face substantial liabilities, if, among other developments:

•	environmental laws, regulations and enforcement policies become more rigorous; or

•	claims for property damage or personal injury resulting from the operations of the operating partnerships are filed.

Department of Transportation regulations may impose significant costs and liabilities on us

      The operating partnerships’ pipeline operations are subject to regulation by the Department of Transportation. These regulations require, among other things, that pipeline operators engage in a regular program of pipeline integrity testing to assess, evaluate, repair and validate the integrity of their pipelines, which, in the event of a leak or failure, could affect populated areas, unusually sensitive environmental areas, or commercially navigable waterways. In response to these regulations, the operating partnerships conduct pipeline integrity tests on an ongoing and regular basis. Depending on the results of these integrity tests, the operating partnerships could incur significant and unexpected capital and operating expenditures, not accounted for in anticipated capital or operating budgets, in order to repair such pipelines to ensure their continued safe and reliable operation.

     Terrorist attacks could adversely affect our business

      On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scale. Since the September 11 attacks, the United States government has issued warnings that energy assets, specifically our nation’s pipeline infrastructure, may be the future target of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack on our facilities, those of our customers and, in some cases, those of other pipelines, refineries or terminals, could have a material adverse effect on our business.

We may experience difficulty in renewing our current insurance policies on acceptable terms and with adequate coverages

      Our operating partnerships operations are currently covered by property, casualty, workers’ compensation and environmental insurance policies, which policies are due to expire in mid-December 2002. Changes in the insurance industry after the September 11 attacks are likely to make it difficult or impossible for us to obtain replacement policies on the same terms, and providing the same scope of coverage, as our current policies, in particular with respect to losses resulting from acts of war or terrorism, or from environmental liabilities. If a material uninsured loss or a loss in excess of insured limits should occur, our results of operations would be adversely affected.

     Competition could adversely affect our operating results

      Generally, pipelines are the lowest cost method for long-haul overland movement of refined petroleum products. Therefore, our most significant competitors for large volume shipments are other existing pipelines, many of which are owned and operated by major integrated oil companies. In addition, new pipelines (including pipeline segments that connect with existing pipeline systems) could be built to effectively compete with us in particular locations.

      We compete with marine transportation in some areas. Tankers and barges on the Great Lakes account for some of the volume to certain Michigan, Ohio and upstate New York locations during the approximately eight non-winter months of the year. Barges are presently a competitive factor for deliveries to the New York City area, the Pittsburgh area, Connecticut and Ohio.

      Trucks competitively deliver product in a number of areas that we serve. While their costs may not be competitive for longer hauls or large volume shipments, trucks compete effectively for incremental and marginal volumes in many areas that we serve. The availability of truck transportation places a significant competitive constraint on our ability to increase our operating partnerships’ tariff rates.

      Privately arranged exchanges of product between marketers in different locations are an increasing but non-quantified form of competition. Generally, these exchanges reduce both parties’ costs by eliminating or reducing transportation charges. In addition, consolidation among refiners and marketers that has accelerated in recent years has altered distribution patterns, reducing demand for transportation services in some markets and increasing them in other markets.

We are a holding company and depend entirely on our operating partnerships’ distributions to service our debt obligations and pay cash distributions to our unitholders

      We are a holding company with no material operations. If we do not receive cash distributions from our operating partnerships, we will not be able to meet our debt service obligations or to make cash distributions to our unitholders. Among other things, this would adversely affect the market price of our limited partnership units. We are currently bound by the terms of a revolving credit facility which prohibits us from making distributions to our unitholders if a default under the credit facility exists at the time of the distribution or would result from the distribution. Our operating partnerships may from time to time incur additional indebtedness under agreements that contain restrictions which could further limit each operating partnership’s ability to make distributions to us.

We may not be successful in growing through acquisitions or integrating acquired businesses

      Part of our business strategy includes acquiring additional businesses that will allow us to increase distributions to unitholders. We believe that we can profitably combine the operations of acquired businesses with our existing operations. However, unexpected costs or challenges may arise whenever businesses with different operations and management are combined. Successful business combinations require management and other personnel to devote significant amounts of time to integrating the acquired business with existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities. We cannot guarantee that we will be able to identify attractive acquisition candidates in the future, or that we will be able to acquire targeted businesses on economically acceptable terms or successfully integrate them into our existing operations and make cost saving changes.

Risks Relating to Partnership Structure

We may sell additional limited partnership units, diluting existing interests of unitholders

      Our partnership agreement allows us to issue additional limited partnership units and certain other equity securities without unitholder approval. There is no limit on the total number of limited partnership units and other equity securities we may issue. When we issue additional limited partnership units or other equity securities, the proportionate partnership interest of our existing unitholders will decrease. The issuance could negatively affect the amount of cash distributed to unitholders and the market price of the limited partnership units. Issuance of additional units will also diminish the relative voting strength of the previously outstanding units.

     Our general partner and its affiliates may have conflicts with our partnership

      The directors and officers of the general partner and its affiliates have fiduciary duties to manage the general partner in a manner that is beneficial to its stockholder. At the same time, the general partner has fiduciary duties to manage our partnership in a manner that is beneficial to our partnership. Therefore, the general partner’s duties to us may conflict with the duties of its officers and directors to its stockholder.

      Such conflicts may arise from, among others, the following factors:

•	decisions by our general partner regarding the amount and timing of our cash expenditures, borrowings and issuances of additional limited partnership units or other securities can affect the amount of incentive compensation payments we make to our general partner;

•	under our partnership agreement we reimburse the general partner for the costs of managing and operating the partnership; and

•	under our partnership agreement, it is not a breach of our general partner’s fiduciary duties for affiliates of our general partner to engage in activities that compete with us.

     Unitholders have limited voting rights and control of management

      Our general partner manages and controls our activities and the activities of our operating partnerships. Unitholders have no right to elect the general partner or the directors of the general partner on an annual or other ongoing basis. However, if the general partner resigns or is removed, its successor must be elected by holders of a majority of the limited partnership units. Unitholders may remove the general partner only by a vote of the holders of at least 80% of the limited partnership units and only after receiving state regulatory approvals required for the transfer of control of a public utility. As a result, unitholders will have limited influence on matters affecting our operations, and third parties may find it difficult to gain control of us or influence our actions.

     Our partnership agreement limits the liability of our general partner

      Our general partner owes fiduciary duties to our unitholders. Provisions of our partnership agreement and the partnership agreements for each of the operating partnerships, however, contain language limiting the liability of the general partner to the unitholders for actions or omissions taken in good faith which do not involve gross negligence or willful misconduct. In addition, the partnership agreements grant broad rights of indemnification to the general partner and its directors, officers, employees and affiliates.

Unitholders may not have limited liability in some circumstances.

      The limitations on the liability of holders of limited partnership interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that we had been conducting business in any state without compliance with the applicable limited partnership statute, or that the unitholders as a group took any action pursuant to our partnership agreement that constituted participation in the “control” of our business, then the unitholders could be held liable under some circumstances for our obligations to the same extent as a general partner.

Tax Risks

The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to holders of limited partnership units.

      The availability to a unitholder of the federal income tax benefits of an investment in the limited partnership units depends, in large part, on our classification as a partnership for federal income tax purposes. We believe that we have been and will continue to be classified as a partnership for federal income tax purposes. However, no ruling from the Internal Revenue Service (the “IRS”) as to this status has been or is expected to be requested. We are instead relying on the opinion of Morgan, Lewis & Bockius LLP, our tax counsel, which is not binding on the IRS.

      If we were classified as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate), and distributions received by the unitholders would generally be taxed a second time as corporate distributions. Because a tax would be imposed upon us as an entity, the cash available for distribution to the unitholders would be substantially reduced. Treatment of us as a corporation would cause a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of the limited partnership units.

      We cannot guarantee that the law will not be changed so as to cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation.

Holders of limited partnership units may be required to pay taxes even if they do not receive any cash distributions.

      A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on the unitholder’s allocable share of our income, even if the unitholder receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to the unitholder’s allocable share of our taxable income or even the tax liability to the unitholder resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of the unitholder’s limited partnership units.

Ownership of limited partnership units may have adverse tax consequences for tax-exempt organizations and certain other investors.

      Investment in limited partnership units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

There are limits on the deductibility of losses which may adversely affect holders of limited partnership units.

      In the case of taxpayers subject to the passive loss rules (generally, individuals and closely-held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction with an unrelated party. A unitholder’s share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

Our tax shelter registration could increase the risk of a potential audit by the IRS.

      We are registered with the IRS as a “tax shelter.” The IRS has issued to us the following tax shelter registration number: 86280000273. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We cannot guarantee that we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders’ tax returns and may lead to audits of unitholders’ tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of the unitholder’s personal tax return.

Tax gain or loss on disposition of limited partnership units could be different than expected.

      A unitholder who sells limited partnership units will recognize gain or loss equal to the difference between the amount realized, including the unitholder’s share of our nonrecourse liabilities, and the unitholder’s adjusted tax basis in the limited partnership units. Prior distributions in excess of cumulative net taxable income allocated for a limited partnership unit which decreased a unitholder’s tax basis in that limited partnership unit will, in effect, become taxable income if the limited partnership unit is sold at a price greater than the unitholder’s tax basis in that limited partnership unit, even if the price is less than the unit’s original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some tax accounting conventions used by us, a unitholder could recognize more gain on the sale of limited partnership units than would be the case under those conventions, without the benefit of decreased income in prior years.

The reporting of partnership tax information is complicated and subject to audits.

      We will furnish each unitholder with a Substitute Schedule K-1 that sets forth the unitholder’s share of our income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder’s individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

There is a possibility of loss of tax benefits relating to nonconformity of limited partnership units and nonconforming depreciation conventions.

      Because we cannot match transferors and transferees of limited partnership units, uniformity of the tax characteristics of such transferred limited partnership units to a purchaser of limited partnership units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of limited partnership units and could have a negative impact on the value of the limited partnership units.

Holders of limited partnership units will likely be subject to state, local and other taxes in states where holders of limited partnership units live or as a result of an investment in the limited partnership units.

      In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all applicable United States federal, state and local tax returns. Our tax counsel has not rendered an opinion on the tax consequences of an investment in us other than with regard to the United States federal income tax consequences.

Holders of limited partnership units may have negative tax consequences if we default on our debt or sell assets.

      If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, our unitholders could have increased taxable income without a corresponding cash distribution.

THE PARTNERSHIP

      We provide pipeline transportation service for refined petroleum products. We own and operate one of the largest independent refined petroleum products pipeline systems in the United States in terms of volume delivered, with approximately 3,800 miles of pipeline serving 12 states. We also operate, through wholly owned subsidiaries, approximately 1,200 miles of pipelines under agreement with major oil and chemical companies, as well as 14 refined petroleum products terminals. We conduct all of our operations through four subsidiary operating limited partnerships. We own approximately a 99% limited partnership interest in each of the operating partnerships. As part of our business strategy, we are pursuing acquisitions of additional businesses that will increase cash flow in order to increase distributions to unitholders.

      We are a Delaware limited partnership formed in 1986. Limited partnership interests in Buckeye Partners are represented by publicly traded limited partnership units and the limited partners are unitholders.

      Our sole general partner and the sole general partner and manager of each of the operating partnerships is Buckeye Pipe Line Company. Buckeye Pipe Line Company owns approximately a 1% general partnership interest in each of our operating partnerships and in Buckeye Partners, for an effective 2% interest in the Partnership.

      Our principal executive offices are located at 5 Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, PA 19087, telephone (484) 232-4000. Our website may be accessed at www.buckeye.com. Neither the contents of our website, nor of any other website that may be accessed from our website, are incorporated in this prospectus.

USE OF PROCEEDS

      We will use the net proceeds from the sale of the securities for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

DESCRIPTION OF LIMITED PARTNERSHIP UNITS

      As of September 30, 2002, there were issued and outstanding 26,935,246 limited partnership units representing an aggregate 99% limited partnership interest in the Buckeye Partners, L.P. The limited partnership units and the 243,914 general partnership units generally participate pro rata in our income, gains, losses, deductions, credits and distributions, subject to the Incentive Compensation Agreement described below.

      Buckeye Partners, L.P. currently has a unit option and distribution equivalent plan which authorizes the granting of options to purchase up to 720,000 limited partnership units to selected employees of Buckeye Pipe Line Company. At September 30, 2002, there were 198,800 limited partnership units issuable upon the exercise of options granted under this plan.

Liquidation

      In the event of a liquidation, dissolution and winding up of Buckeye Partners, L.P., the limited partnership units, along with the general partnership units, will be entitled to receive pro rata, to the extent of positive balances in their respective capital accounts, any assets remaining after satisfaction of our liabilities and establishment of reasonable reserves.

Voting

      Each holder of limited partnership units is entitled to one vote for each limited partnership unit on all matters submitted to a vote of the unitholders.

Incentive Compensation

      The Incentive Compensation Agreement between us and our general partner provides that if a quarterly cash distribution exceeds a target of $0.325 per limited partnership unit, we will pay the general partner, for each outstanding limited partnership unit, incentive compensation equal to:

(1) 15% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.325 but is not more than $0.35, plus

(2) 25% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.35 but is not more than $0.375, plus

(3) 35% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.375 but is not more than $0.425, plus

(4) 40% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.425 but is not more than $0.525, plus

(5) 45% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.525.

      The general partner is also entitled to incentive compensation for special cash distributions exceeding a target special distribution amount per limited partnership unit. The target special distribution amount generally means the amount which, together with all amounts distributed per limited partnership unit prior to the special distribution compounded quarterly at 13% per annum, would equal $10.00, the initial public offering price of the limited partnership units split two-for-one, compounded quarterly at 13% per annum from the date of the closing of the initial public offering in December 1986. No special cash distributions have ever been paid by the Partnership.

      Without the consent of two-thirds interest of the limited partners, the general partner may not amend the Incentive Compensation Agreement in any material respect unless the amendment, in the good faith opinion of the general partner, does not adversely affect the limited partners in any material respect.

No Preemptive Rights

      No person is entitled to preemptive rights in respect of issuances of securities by Buckeye Partners, L.P.

Transfer Agent and Registrar

      The transfer agent and registrar for the limited partnership units is EquiServe, First Chicago Trust Division. You may contact them at the following address: 525 Washington Boulevard, Jersey City, New Jersey 07310.

TAX CONSIDERATIONS

      This section is a summary of material tax considerations that may be relevant to prospective unitholders. The following portion of this prospectus and the opinions of Morgan, Lewis & Bockius LLP, our tax counsel, that are set out herein are based upon the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

      No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, its, his or her own tax advisor in analyzing the federal, state, local and foreign tax consequences of the ownership or disposition of limited partnership units.

Legal Opinions and Advice

      Our tax counsel is of the opinion, subject to the qualifications set forth in the discussion that follows, that for federal income tax purposes (i) Buckeye Partners and the operating partnerships each will be treated as a partnership and (ii) owners of limited partnership units, with certain exceptions as described in “Partner Status” below, will be treated as partners of Buckeye Partners. In addition, all statements as to matters of law contained in this section are the opinion of Morgan, Lewis & Bockius LLP, unless such statements are made by us or others.

      An opinion of counsel represents only that particular counsel’s best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the limited partnership units and the prices at which limited partnership units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, no assurance is given that the federal income tax consequences of an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any modification may have retroactive effect.

      We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or with respect to any other matter affecting us or holders of our limited partnership units.

Partnership Status

      A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account the unitholder’s share of the items of income, gain, loss and deduction of the partnership in computing the unitholder’s federal income tax liability, regardless of whether distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of that partner’s tax basis in its partnership interest.

      Morgan, Lewis & Bockius LLP is of the opinion that, based upon the authorities that are identified above, we and the operating partnerships have been and will each be classified as a partnership for federal income tax purposes, provided that:

(1) Neither we nor the operating partnerships have elected or will elect to be treated as a corporation;

(2) We and the operating partnerships have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the partnership agreement or operating partnership agreement (whichever is applicable); and

(3) For each of our taxable years from and after our formation, more than 90% of our gross income has been and will be derived (i) from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) from other items of “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

      Buckeye Partners believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

      Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships whose gross income for every taxable year consists 90% or more of “qualifying income,” as described in clause (3) above. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, as of the first day of such taxable year, in return for stock in that corporation, and as if we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

      If we or the operating partnerships were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our net income would be taxed at corporate rates.

      In addition, any distribution we made to a unitholder would be treated (i) first, as taxable dividend income to the extent of our current or accumulated earnings and profits, (ii) second, as a nontaxable return of capital to the extent of the unitholder’s tax basis in such unitholder’s limited partnership units, and (iii) third, as taxable capital gain after the unitholder’s tax basis in the limited partnership units is reduced to zero. Accordingly, treatment of either us or the operating partnerships as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the limited partnership units.

      The discussion below is based on the assumption that we and the operating partnerships will be classified as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

Partner Status

      Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose limited partnership units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their limited partnership units, will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing the status of assignees of limited partnership units who are entitled to execute and deliver transfer applications but who fail to do so, such assignees may not be treated as our partners for federal income tax purposes. No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. Those holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

      An owner of limited partnership units whose limited partnership units have been transferred to a short seller to complete a short sale would appear to lose the status as a partner with respect to such limited partnership units for federal income tax purposes. If such a person is not a partner, no part of our income, gain, deduction or loss with respect to those limited partnership units would be reportable by that person, any payments received by that person in lieu of cash distributions with respect to those limited partnership units would be fully taxable and all of such payments would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their limited partnership units.

      In the following portion of this section, the word “unitholder” refers to a holder of our limited partnership units who is one of our partners.

Allocation of Partnership Income, Gain, Loss and Deduction

      In general, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in us.

      Certain items of our income, gain, loss or deduction will be allocated, as required or permitted by Section 704(c) of the Internal Revenue Code, to account for the difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

      In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations, which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Alternative Minimum Tax

      Each unitholder will be required to take into account the unitholder’s share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder’s alternative minimum taxable income derived from us may be higher than the unitholder’s share of our net income because we may use accelerated methods of depreciation for federal income tax purposes. Prospective unitholders should consult their tax advisors as to the possible impact of an investment in limited partnership units on their liability for the alternative minimum tax.

Treatment of Distributions by Buckeye Partners

      Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of the tax basis the unitholder has in the unitholder’s limited partnership units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be gain from the sale or exchange of the limited partnership units, taxable in accordance with the rules described under “Disposition of Limited Partnership Units,” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that unitholder. In particular, our issuance of additional limited partnership units (including, for example, as a result of this offering) will decrease each unitholder’s share of our nonrecourse liabilities.

      To the extent that our distributions cause the “at risk” amount of a unitholder who is subject to the “at risk” rules to be less than zero at the end of any taxable year, such unitholder must recapture losses deducted in previous years that are equal to the amount of such shortfall.

      A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code (collectively, “Section 751 assets”). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, the amount of which is the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

Basis of Limited Partnership Units

      A unitholder will have an initial tax basis for the unitholder’s limited partnership units equal to the amount the unitholder paid for the limited partnership units, plus the unitholder’s share of our nonrecourse liabilities. The unitholder’s basis will be increased by the unitholder’s share of our income and by any increase in the unitholder’s share of our nonrecourse liabilities. The unitholder’s basis will be decreased, but not below zero, by unitholder’s share of our distributions, by the unitholder’s share of our losses, by any decrease in unitholder’s share of our nonrecourse liabilities and by the unitholder’s share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of Buckeye Partners’ Losses

      The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the limited partnership units and, in the case of an individual unitholder or a corporate unitholder who is subject to the “at risk” rules, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than the unitholder’s tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount (whichever is the limiting factor) subsequently increases. Upon the taxable disposition of a limited partnership unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation, but may not be offset by losses suspended by the basis limitation.

      In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in the unitholder’s limited partnership units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the unitholder’s limited partnership units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to limited partnership units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s limited partnership units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

      The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will be available to our partners who are subject to the passive loss rules only to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, such as the at risk rules and the basis limitation.

Limitations on Interest Deductions

      The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” The IRS has announced that Treasury Regulations will be issued to characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a limited partnership unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income and certain gains attributable to the disposition of property held for investment.

Tax Treatment of Operations

Accounting Method and Taxable Year

      We currently use the calendar year as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income for each of the unitholder’s taxable years the unitholder’s share of our income, gain, loss and deduction for each of our taxable years that ends within or with each taxable year. In addition, a unitholder who disposes of all of the unitholder’s limited partnership units following the close of our taxable year but before the close of the unitholder’s taxable year must include the unitholder’s share of our income, gain, loss and deduction in income for the unitholder’s taxable year with the result that the unitholder will be required to report in income for the unitholder’s taxable year the unitholder’s share for more than one year of our income, gain, loss and deduction.

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

      We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

      The costs incurred in promoting the issuance of limited partnership units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and syndication expenses, which may not be amortized, but underwriting discounts and commissions are treated as syndication costs.

Section 754 Election

      We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our limited partnership units, pursuant to Section 743(b) of the Internal Revenue Code, to reflect each such purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the limited partnership units.

      A Section 754 election is advantageous if a purchaser’s tax basis in its limited partnership units is higher than such limited partnership units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the purchaser would have, as a result of the election, a higher tax basis in the purchaser’s share of our assets. Conversely, a Section 754 election is disadvantageous if a purchaser’s tax basis in its limited partnership units is lower than such limited partnership units’ share of the aggregate tax basis of our assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

      We intend to compute the effect of the Section 743(b) adjustment so as to preserve our ability to determine the tax attributes of a limited partnership unit from its date of purchase and the amount paid therefor. In that regard, we have adopted depreciation and amortization conventions that we believe conform to Treasury regulations under Section 743(b) of the Internal Revenue Code.

      The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS or that the deductions resulting from them will not be reduced or disallowed altogether.

Valuation of Buckeye Partners’ Property and Basis of Properties

      The federal income tax consequences of the ownership and disposition of limited partnership units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

Entity-Level Collections

      If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders.

Disposition of Limited Partnership Units

Recognition of Gain or Loss

      A unitholder will recognize gain or loss on a sale of limited partnership units equal to the difference between the amount realized and the unitholder’s tax basis in the limited partnership units sold. A unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received, plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of limited partnership units could result in a tax liability in excess of any cash received from such sale.

      Gain or loss recognized by a unitholder (other than a “dealer” in limited partnership units) upon the sale or exchange of a limited partnership unit will generally be a capital gain or loss. Capital gain recognized on the sale of limited partnership units held for more than one year will generally be taxed at a maximum rate of 20%. A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the limited partnership units, and will be recognized even if there is a net taxable loss realized on the sale of the limited partnership units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of limited partnership units. Under current law, net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. On the other hand, a selling unitholder who can identify limited partnership units transferred with an ascertainable holding period may elect to use the actual holding period of the limited partnership units transferred. A unitholder electing to use the actual holding period of limited partnership units transferred must consistently use that identification method for all later sales or exchanges of limited partnership units.

      Certain provisions of the Internal Revenue Code treat a taxpayer as having sold an “appreciated” partnership interest (i.e., one in which gain would be recognized if it were sold or assigned at its fair market value) if the taxpayer or a related person enters into (i) a short sale, (ii) an offsetting notional principal contract or (iii) a futures or forward contract with respect to the partnership interest, or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person acquires the partnership interest or substantially similar property.

Allocations Between Transferors and Transferees

      In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the unitholders in proportion to the number of limited partnership units owned by each of them as of the opening of the principal national securities exchange on which the limited partnership units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders as of the date in the month in which that gain or loss is recognized. As a result, a unitholder transferring limited partnership units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

      If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

Notification Requirements

      A unitholder who sells or exchanges limited partnership units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a limited partnership unit will be required to furnish a statement to the IRS, filed with the transferee’s income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the limited partnership unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

      Buckeye Partners will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Tax-Exempt Organizations and Certain Other Investors

      Ownership of limited partnership units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income.

Much of the taxable income derived by such an organization from the ownership of a limited partnership unit will be unrelated business taxable income, and thus will be taxable to such a unitholder.

      A regulated investment company, or “mutual fund,” is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. We anticipate that no significant amount of our gross income will include that type of income.

      Non-resident aliens and foreign corporations, trusts or estates which hold limited partnership units will be considered to be engaged in business in the United States on account of ownership of limited partnership units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss, or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold taxes at the highest marginal rate applicable to individuals on actual cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent, EquiServe, First Chicago Trust Division, in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

      Because a foreign corporation that owns limited partnership units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

      Under a ruling by the IRS, gain recognized by a foreign unitholder who sells or otherwise disposes of a limited partnership unit will be subject to federal income tax as effectively connected with a United States trade or business of the foreign unitholder in whole or in part. Apart from the ruling, a foreign unitholder would not be taxed upon the disposition of a limited partnership unit if that foreign unitholder has held 5% or less in value of the limited partnership units at all times during the 5-year period ending on the date of the disposition and if the limited partnership units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures

      We intend to furnish to each unitholder, within 75 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, that sets forth such unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various tax accounting and reporting conventions. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such tax accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the limited partnership units.

      The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns. Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. Our partnership agreement appoints our general partner as our tax matters partner.

      The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review (by which all of the unitholders are bound) of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

      A unitholder must file a statement with the IRS identifying the treatment of any item on the unitholder’s federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

      Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of limited partnership units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on limited partnership units that they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the limited partnership units with the information furnished to us.

Registration as a Tax Shelter

      The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. Although we may not be subject to the registration requirement on the basis that we do not constitute a tax shelter, our general partner has registered us as a tax shelter with the Secretary of the Treasury in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued to us the following tax shelter registration number: 86280000273. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a limited partnership unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a limited partnership unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on the unitholder’s return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure.

Accuracy-Related Penalties

      An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, “substantial authority” or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

      More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

      In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder’s investment in us. We currently conduct business in 14 states including California, Connecticut, Florida, Illinois, Indiana, Louisiana, Massachusetts, Michigan, Nevada, New Jersey, New York, Ohio, Pennsylvania and Texas. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to unitholders. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

      It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder’s investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, the unitholder’s own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Morgan, Lewis & Bockius LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

PLAN OF DISTRIBUTION

      We may sell the limited partnership units being offered hereby:

•	directly to purchasers;

•	through agents;

•	through underwriters; and

•	through dealers.

      We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

      If any underwriters are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. The names of these underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

      If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

      The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

LEGAL MATTERS

      The validity of the limited partnership units offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Current Report on Form 8-K dated October 15, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.